February 22, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Perry Ellis International, Inc.

Form 10-K for Fiscal Year Ended January 28, 2012
Filed April 12, 2012
File No. 0-21764

Dear Ms. Jenkins,

On behalf of Perry Ellis International, Inc. (the “Registrant”), please find our response to the comment letter dated January 29, 2013 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended January 28, 2012, filed April 12, 2012. (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Registrant’s response to the comment immediately thereafter.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Our Fiscal 2012 Results as Compared to Our Fiscal 2011 Results, page 37

Staff Comment:

1.	We note during 2012, you recorded $4.6 million of impairment charges on trademarks as a result of decreases in projected revenues for certain brands. On page 23 of your Form 10-Q for the quarter ended October 27, 2012 you discuss liquidations and write downs from the planned exit of brands. We further note in your earnings call for the third quarter 2012 on November 15, 2012, you discussed the exit from the Pierre Cardin, collegiate and action sports businesses. Please tell us about your exit plan and which brands will be included in this plan. With regards to the brands you plan to exit, tell us how exiting these brands were considered in your inventory valuation, specifically quantifying the amount of write-downs recorded and the effect of liquidations. Also, tell us how you considered interim impairment testing of trademarks at October 27, 2012, quantify the remaining assets for these brands and how you determined further impairments were not necessary during 2012. Finally tell us if the exit of these brands constitutes discontinued operations and how you considered ASC 205-20-45-1 and ASC 360-10-45-9.

Company Response:

In regard to the Staff’s comment, as a result of our trademark impairment analysis performed during the fiscal year ended January 28, 2012, we determined that the carrying value of certain trademarks exceeded their estimated fair values. Accordingly, we recorded a pre-tax charge of $4.6 million which was comprised of a pre-tax charge of $3.0 million for the John Henry trademark and a $1.6 million pre-tax charge for the Redsand trademark to reduce the value of these trademarks to their estimated fair values.

In February 2012, we announced that during the first half of fiscal 2013 we were going to conduct a strategic review of our brand portfolio with a goal of rationalizing brands and businesses to position the Company for long-term growth. John Henry was not one of the brands that was contemplated to be reviewed in our strategic review, which is further discussed below.

In regards to Redsand, one of our action sports brands, the future projected sales from the wholesale business were minimal and we determined not to devote additional resources on the wholesale business. This decision was contemplated in our year end impairment testing as discussed above. As of the fiscal year end January 28, 2012, we did not have any remaining inventory on hand.

The remaining fair value of the Redsand trademark, at January 28, 2012, was supported by our Redsand licensing business.

During the fiscal year ended February 2, 2013, we were approached by our sole licensee of Redsand and agreed to sell it the rights to its current territory, Latin America and most of the Caribbean, together with the right to register the Redsand trademark brand and logos, solely and exclusively, in that territory. The negotiations and the sale were completed during the fourth quarter of the fiscal year ended February 2, 2013 for $350,000. An immaterial loss of $22,000 was recorded on the sale. We still retain the remaining worldwide rights for Redsand, outside of the sold territory; however, we do not contemplate any future business from this trademark, and therefore the Redsand trademark has no carrying value subsequent to the sale. The statement in our earnings call for the third quarter 2012 on November 15, 2012 regarding exiting our action sports business was intended to apply only to the wholesale business of the Redsand trademark.

We are the licensees for several brands that we sell, and as a result of this strategic review, we identified two underperforming licensed brands. The Collegiate license was up for renewal in fiscal 2013. Because of its underperformance, we decided not to renew the license, and as a result of this decision, we liquidated our entire remaining inventory for this brand. For the nine months ended October 27, 2012, we recorded inventory write-down charges of $102,000 for Collegiate. As of October 27, 2012, we had no remaining inventory on hand.

The Pierre Cardin license was scheduled to expire in June 2015. Because of its underperformance, we decided to terminate the license, and entered into an early termination agreement. In connection with this termination, we paid and expensed an early termination fee of $75,000. As a result of this decision, we liquidated our entire remaining inventory for this brand. For the nine months ended October 27, 2012, we recorded inventory write-down charges of $67,000 for Pierre Cardin. As of October 27, 2012, we had no remaining inventory on hand for this brand.

Since the two licensed brands discussed above are not owned brands, there was no impact on the value of our trademark portfolio. Additionally, there were no capitalized costs associated with these licenses that needed to be considered.

The strategic review further identified two underperforming programs; one within our Axis brand and a corporate program. As a result, we decided to discontinue these two programs and liquidate all remaining inventory.

As of October 27, 2012, all inventory associated with the Axis program had been sold. In connection with this liquidation we recorded inventory write-down charges of $544,000 during the nine months ended October 27, 2012.

During the nine months ended October 27, 2012, we recorded write-down charges of $216,000 in connection with the corporate program inventory. As of October 27, 2012, the remaining inventory balance was $1.0 million, including inventory write-downs of $174,000. During the nine months ended October 27, 2012, we realized a gross profit of $620,000 on the liquidated inventory. We anticipate continued liquidations of this inventory during the fourth quarter of fiscal 2013 and through fiscal 2014 with no anticipated material effect on net income.

In regards to interim impairment testing, we do not have any trademark asset value assigned to the corporate program discussed above, thus no interim impairment evaluation was necessary. Based on the impairment test we performed during the fiscal year ended January 28, 2012 on the Axis trademark, the fair value exceeded the carrying amount of the trademark by 122%. The majority of the value is derived from other Axis programs, with the exited program contributing minimally to the value of the trademark. The continuing programs represented approximately 96% of the original cash flows. Due to these factors, we did not deem that further interim impairment evaluation was necessary.

In assessing whether the exit of these brands constituted discontinued operations, we evaluated the exit of brands under Discontinued Operations Subsections of ASC Subtopic 205-20 and concluded that we were not required to report discontinued operations under this guidance.

ASC 205-20-45-1 requires the results of operations of a component of an entity that either has been disposed of or is classified as held for sale to be reported in discontinued operations if a) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity as a result of the disposal transaction and b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Similar to the example cited in ASC 205-20-55-29, none of the brands discussed above are classified as a component as they are part of a larger cash-flow-generating business. Additionally, as discussed further below, nothing has been disposed of or classified as held for sale as of October 27, 2012. Accordingly, the conditions in paragraphs ASC 205-20-45-1 for reporting in discontinued operations the results of operations associated with the brands discussed above were not met.

ASC 360-10-45-9 requires a long-lived asset or disposal group to be sold to be classified as held for sale in the period in which all of the following criteria are met:

(a)	Management commits to a plan to sell the asset or disposal group;
(b)	The asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups;
(c)	An active program to locate a buyer and other action required to complete the plan to sell the asset or disposal group have been initiated;
(d)	The sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale, within one year;
(e)	The asset or disposal group is being actively marketed for sale at price that is reasonable in relation to its current fair value. The price at which a long-lived asset or disposal group is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset or disposal group. A market price that is reasonable in relation to fair value indicates that the asset or disposal group is available for immediate sale, whereas a market price in excess of fair value indicates that the asset or disposal group is not available for immediate sale; and
(f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or the plan will be withdrawn.

With respect to the Redsand trademark, our exit strategy did not contemplate exiting the licensing business. Our negotiations with our licensee to sell the licensing rights in Latin America were not at an advanced enough stage as of October 27, 2012 for management to conclude that the transaction was probable of being completed. Accordingly, the conditions for classification as held for sale were not met. Additionally, the sale transaction as a whole to the financial statements is deemed immaterial.

Regarding the other brands discussed above, management did not plan, nor has it subsequently decided, to sell any assets related to these brands. Accordingly, ASC 360-10-45-9 would not apply to these brands.

We were approached by one of our current licensees and during the fourth quarter of the fiscal year ended February 2, 2013, we entered into an agreement to sell the licensee certain Asian rights with respect to John Henry. We expect the transaction will close during the first quarter of the fiscal year ending February 1, 2014. As noted earlier, the John Henry trademark was not contemplated to be addressed in our strategic review. Accordingly, and based on several of the criteria listed above, including the lack of management’s definitive commitment to sell this asset, the criteria for an asset to be held for sale were not met as of October 27, 2012. We are currently assessing if this sale meets the criteria for ASC 360-10-45-9, as of the fiscal year ended February 2, 2013.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact the undersigned at (305) 873-1210.

Sincerely,

/s/ Anita Britt
Chief Financial Officer